For further information please contact:
Ronnie Leten, Business Area President, Compressor Technique
+32 (0)3 870 2938 or +32 (0)477 222 685

Daniel Frykholm, Media Relations Manager
+46 (0)708 65 8060

SUPPL

Atlas Copco to divest parts of Alup Kompressoren

Stockholm, Sweden, July 6, 2007: Atlas Copco has agreed to divest parts of its Alup Kompressoren GmbH subsidiary in Germany, to comply with conditions set by anti-trust authorities for the acquisition of the Industrial Division of the ABAC Group.

Atlas Copco is selling Alup Kompressoren's German sales and service business, and its assembly operation in Köngen, Germany, to ALMIG Kompressoren GmbH, a company formed by the previous management team of Alup Kompressoren. Atlas Copco is retaining all non-German Alup subsidiaries and its exporting operations.

"We are pleased to have found a satisfactory solution, both for the local staff as well as for the authorities," says Ronnie Leten, Business Area President, Atlas Copco Compressor Technique. *"We can now look forward to further integrating the acquired businesses."*

Atlas Copco received conditional approval on February 13 to acquire the Industrial Division of the ABAC Group S.p.A., and the deal was completed on April 2. The businesses now being sold represent less than 10% of ABAC's industrial division's annual sales on a net basis. The parties have agreed not to disclose the sales price.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2006, Atlas Copco had 25 900 employees and revenues of BSEK 51 (BEUR 5.6). Learn more at www.atlascopco.com.

Industrial Air is a division within Atlas Copco's Compressor Technique business area. It develops, manufactures and markets oil-injected and oil-free air compressors and Quality Air solutions worldwide, under several brands, for all kinds of industries. The division focuses on professional service, air monitoring and connectivity solutions to further improve customers' productivity. The divisional headquarters and main production center are located in Antwerp, Belgium.

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